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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


   (Check one):  [  ]  Form  10-K  [  ]  Form  20-F  [  ]  Form  11-K  [ X ]
            Form  10-Q  [  ]  Form  N-SAR  [  ]   Form N-CSR

                         For Period Ended:  June 30, 2004
                         [   ]  Transition Report on Form 10-K
                         [   ]  Transition Report on Form 20-F
                         [   ]  Transition Report on Form 11-K
                         [   ]  Transition Report on Form 10-Q
                         [   ]  Transition Report on Form N-SAR
                         For the Transition Period Ended:
                                                         -----------------------

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   Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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   PART I - REGISTRANT INFORMATION

   Warwick Valley Telephone Company
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   Full Name of Registrant

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   Former Name if Applicable

   47 Main Street
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   Address of Principal Executive Office (Street and Number)

   Warwick, New York  10990
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   City, State and Zip Code

   PART II - RULES 12B-25(B) AND (C)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

   ---   (b)      The subject annual report, semi-annual report, transition
  | X |           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
   ---            N-CSR, or portion thereof, will be filed on or before the
                  fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(C)has been attached if applicable.

   PART III - NARRATIVE

   See below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

   (Attach extra Sheets if Needed)

   SEC 1233(07-03)       PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                         INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
                         RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                         CONTROL NUMBER.

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   PART III - NARRATIVE

            The Company is reviewing a number of issues relating to inquiries by the New York Public Service Commission (the "NYPSC") of the Company and other independent telephone companies in New York with regard to the potential need for a refund to long-distance carriers of a portion of the access charges charged for the period 1999 through June 2004. No final determinations have been made by the NYPSC as to the requirement of a refund, the way any refund would be calculated or of the amount or timing of any payments. It is expected that the NYPSC will address this issue in the third quarter. The complexity of the issues involved required an extension of time to file the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2004.


   PART IV - OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification
                Philip A. Grybas               845                986-2445
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                   (Name)                  (Area Code)        (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s). [ X ]  Yes       [   ]  No

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   (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                   [  ] Yes [ X ]
         No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                        WARWICK VALLEY TELEPHONE COMPANY
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      August 10, 2004              By /s/ Philip A. Grybas
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                                          Philip A. Grybas, Vice President & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
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5.       Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable t submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).